April 9, 2013	Mark C. Amorosi 202.778.9351 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR AND E-MAIL

Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Responses to SEC Staff Comments on Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 333-70754 and 811-10509)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on February 21, 2013, concerning Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 6, 2013, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the attached marked pages showing changes from the corresponding pages included in the Post-Effective Amendment.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	General Comments

(a)
Comment: Please note that when a portfolio engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

Response: The Trust hereby acknowledges that the SEC or its staff may issue future guidance related to derivatives and leverage, which could impact the manner in which certain Portfolios operate.

	(b)	Comment: If short sales will be significant for any Portfolio, please include a line item in the fee table showing the dividend and interest expenses associated with selling securities short.

Response: The Trust has not added to the fee table for any Portfolio a line item showing the dividend and interest expenses associated with selling securities short because the Portfolios did not engage in short sales to a significant extent during the last fiscal year.  The Portfolios seeking short exposure generally obtain such exposure through the use of derivatives, such as futures contracts, which do not involve the same types of dividend and interest expenses for a Portfolio as short sales.

2.	All Portfolios

(a)
Comment: Annual Portfolio Operating Expenses – For those Portfolios offering Class K shares that have been in operation for more than six months, please clarify supplementally why annual portfolio operating expenses are based on estimated amounts for the current fiscal year (see e.g., Multimanager Aggressive Equity Portfolio).

Response: The Trust has deleted from the fee table for the Multimanager Aggressive Equity Portfolio the disclosure indicating that the expenses of the Portfolio’s Class K shares are estimated.

(b)
Comment: Average Annual Total Return Table – Please include the appropriate parenthetical after the listed index (i.e., the performance of the index reflects no deduction for fees, expenses, or taxes).

Response: The Trust has made the requested change.

	(c)	Comment: Portfolio Management Risk – Please revise the fourth sentence in plain English.

Response: The Trust has clarified this disclosure.

3.	Target Allocation Portfolios

	(a)	Comment: Annual Portfolio Operating Expenses – Please explain supplementally why only Class A shares have been restated and the material change that occurred.

Response: The Trust has revised the disclosure for the Target 2015 and Target 2025 Allocation Portfolios to indicate that the expenses of the Portfolios’ Class A shares are estimated. These Portfolios’ Class A shares have not yet commenced operations. This comment does not affect the other Target Allocation Portfolios.

4.	Multimanager Portfolios

(a)
Comment: Expense Limitation Agreement (p. 53) – Please change the statement “each Portfolio listed in the following table” in the first sentence to read “the Multimanager Core Bond Portfolio” for consistency with the next sentence.

Response: The Trust has revised the disclosure regarding the Multimanager Portfolios’ expense limitation arrangements to clarify that these arrangements will become contractual effective March 15, 2013.

5.	Tandy Representation

	(a)	Comment: Please provide “Tandy” representations.

Response: A “Tandy” letter will be submitted in the form of an EDGAR correspondence with Post-Effective Amendment No. 42.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP